UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________________

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No.4)*

_______________________

Giant Interactive Group Inc.

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

374511103**

(CUSIP Number)

Yuzhu Shi

12/F, No. 3 Building, 700 Yishan Road

Shanghai, 200233,

People’s Republic of China

(86 21) 3397 9999

(Name, Address and Telephone Number of

Person Authorized to Receive Notices

and Communications)

with a copy to:

Weiheng Chen, Esq.

Zhan Chen, Esq.

Wilson Sonsini Goodrich & Rosati, P.C.

Unit 1001, 10/F Henley Building

5 Queen’s Road Central

Hong Kong

(852) 3972-4955

______________________

May 12, 2014

(Date of Event which Requires Filing

of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** This CUSIP applies to the American Depositary Shares, evidenced by American Depositary Receipts, each representing one ordinary share.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 374511103
1. Names of Reporting Persons. Yuzhu Shi
2. Check the Appropriate Box if a Member of a Group (See Instructions). (a) [X] (b) [_]
3. SEC Use Only
4. Source of Funds (See Instructions) PF, OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]
6. Citizenship or Place of Organization PRC
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 106,778,540(1)
8. Shared Voting Power 0
9. Sole Dispositive Power 106,778,540 (1)
10. Shared Dispositive Power 0
11. Aggregate Amount Beneficially Owned by Each Reporting Person 106,778,540 (1)
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [_]
13. Percent of Class Represented by Amount in Row (11) 44.4%(2)
14. Type of Reporting Person (See Instructions)
IN

(1)	including (i) 102,000,000 Ordinary Shares held of record by Union Sky Holding Group Limited, a British Virgin Islands company with limited liability and wholly owned by Mr. Yuzhu Shi (“Union Sky”); and (ii) 1,890,687 Ordinary Shares and 2,887,853 ADSs held of record by Vogel Holding Group Limited, a British Virgin Islands company with limited liability and wholly owned by Ms. Jing Shi, the daughter of Mr. Yuzhu Shi, for which Mr. Yuzhu Shi exercises sole voting and dispositive power (“Vogel”).
(2)	percentage calculated based on 240,638,522 Ordinary Shares outstanding as of April 10, 2014.

CUSIP No. 374511103
1. Names of Reporting Persons. Union Sky Holding Group Limited
2. Check the Appropriate Box if a Member of a Group (See Instructions). (a) [X] (b) [_]
3. SEC Use Only
4. Source of Funds (See Instructions) PF, OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]
6. Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 102,000,000 (1)
8. Shared Voting Power 0
9. Sole Dispositive Power 102,000,000 (1)
10. Shared Dispositive Power 0
11. Aggregate Amount Beneficially Owned by Each Reporting Person 102,000,000 (1)
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [_]
13. Percent of Class Represented by Amount in Row (11) 42.4%(2)
14. Type of Reporting Person (See Instructions)
CO

(1)	including 102,000,000 Ordinary Shares held of record by Union Sky.
(2)	percentage calculated based on 240,638,522 Ordinary Shares outstanding as of April 10, 2014.

CUSIP No. 374511103
1. Names of Reporting Persons. Vogel Holding Group Limited
2. Check the Appropriate Box if a Member of a Group (See Instructions). (a) [X] (b) [_]
3. SEC Use Only
4. Source of Funds (See Instructions) PF, OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]
6. Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 4,778,540(1)
8. Shared Voting Power 0
9. Sole Dispositive Power 4,778,540 (1)
10. Shared Dispositive Power 0
11. Aggregate Amount Beneficially Owned by Each Reporting Person 4,778,540 (1)
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [_]
13. Percent of Class Represented by Amount in Row (11) 2.0%(2)
14. Type of Reporting Person (See Instructions)
CO

(1)	including 1,890,687 Ordinary Shares and 2,887,853 ADSs held of record by Vogel.
(2)	percentage calculated based on 240,638,522 Ordinary Shares outstanding as of April 10, 2014.

Introduction

This Amendment No. 4 to Schedule 13D (the “Amendment No.4”) amends the previous Schedule 13D filed by the Reporting Persons (as defined below) with the U.S. Securities and Exchange Commission (the “Commission”) on November 26, 2013 with respect to Giant Interactive Group Inc. (the “Company”), as amended and supplemented by the Amendment No. 1 filed under Schedule 13D/A on December 5, 2013, the Amendment No.2 filed under Schedule 13D/A on March 18, 2014 and the Amendment No.3 filed under Schedule 13D/A on April 28, 2014 (the “Original Schedule 13D”). Except as amended and supplemented herein, the information set forth in the Original Schedule 13D remains unchanged. Capitalized terms used herein have meanings assigned thereto in the Original Schedule 13D unless defined herein.

Item 2. Identity and Background.

Item 2 is hereby amended and restated as follows:

This Statement is being jointly filed by a group, as defined in Rule 13d-5 of the General Rules and Regulations promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The members of the group are:

1)	Yuzhu Shi (“Mr. Shi”), a PRC citizen and the founder and the Chairman of the Board of Directors (the “Board”) of the Company;

2)	Union Sky Holding Group Limited (“Union Sky”), a company established under the laws of the British Virgin Islands, with its registered office at P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands and its principal business in investment holding; and

3)	Vogel Holding Group Limited (“Vogel” and together with Mr. Shi and Union Sky, the “Reporting Persons”), a company established under the laws of the British Virgin Islands, with its registered office at P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands and its principal business in investment holding.

Mr. Shi’s present occupation is the Chairman of the Board. Union Sky is the record holder of 102,000,000 Ordinary Shares. All of the shares of Union Sky are held by Mr. Shi. Vogel is the record holder of 1,890,687 Ordinary Shares and 2,887,853 ADSs. All of the shares of Vogel are held by Ms. Jing Shi, the daughter of Mr. Shi, for which Mr. Shi exercises sole voting and dispositive power.

During the last five years, none of the Reporting Persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Original Schedule 13D is hereby supplemented by adding the following at the end thereof:

On May 12, 2014, Holdco, CDH Wealth Management, Baring LP, Hony LP and Union Sky entered into an Amended and Restated Equity Commitment Agreement (the “Amended and Restated Equity Commitment Agreement”), which replaced the Equity Commitment Agreement in its entirety. The Amended and Restated Equity Commitment Agreement did not change the amount of or circumstances under which the CDH Fund will provide equity financing to consummate the Merger.

The information disclosed in this Item 3 is qualified in its entirety by reference to the Amended and Restated Equity Commitment Agreement, a copy of which is filed as Exhibit 7.19 and is incorporated herein by reference in its entirety.

Item 4. Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby supplemented by adding the following at the end thereof:

On May 12, 2014, Holdco, CDH Wealth Management, Baring LP, Hony LP and Union Sky entered into the Amended and Restated Equity Commitment Agreement, which replaced the Equity Commitment Agreement in its entirety. The Amended and Restated Equity Commitment Agreement did not change the amount of or circumstances under which the CDH Fund will provide equity financing to consummate the Merger.

On May 12, 2014, Parent, Merger Sub and the Company entered into Amendment No.1 to the Agreement and Plan of Merger (the “Merger Agreement Amendment No. 1”), which provides for certain amendments to the Merger Agreement in connection with the CDH Fund joining the Consortium as contemplated by, and subject to the conditions set forth in the Amended and Restated Equity Commitment Agreement, including the receipt of consent from the banks providing the debt financing for the Merger, which is subject to the receipt by such banks of evidence confirming the financial resources of the CDH Fund.

The information disclosed in this Item 4 is qualified in its entirety by reference to the Amended and Restated Equity Commitment Agreement and the Merger Agreement Amendment No. 1, copies of which are filed as Exhibits 7.19 and 7.20 and are incorporated herein by reference in its entirety.

Item 7. Materials to be Filed as Exhibits.

Exhibit 7.19	Amended and Restated Equity Commitment Agreement by and among Holdco, Union Sky, Baring LP, Hony LP and CDH Wealth Management dated as of May 12, 2014 (incorporated by reference to Exhibit (b)-(15) of Amendment No. 1 to Schedule 13E-3 filed with the Commission on May 12, 2014)
Exhibit 7.20	Amendment No.1 to the Agreement and Plan of Merger by and among Parent, Merger Sub and the Company dated as of May 12, 2014 (incorporated by reference to Annex A of Exhibit (a)-(1) of Amendment No. 1 to Schedule 13E-3 filed with the Commission on May 12, 2014)

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated May 14, 2014

Yuzhu Shi By: /s/Yuzhu Shi____________
Name: Yuzhu Shi

Union Sky Holding Group Limited By: /s/Yuzhu Shi _____________
Name: Yuzhu Shi Title: Director
Vogel Holding Group Limited By: /s/Yuzhu Shi ____________
Name: Yuzhu Shi
Title: Director